SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

THE WET SEAL, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

961840105

(CUSIP Number)

Isaac Dabah

GMM Capital LLC

1450 Broadway, 38th Floor

New York, NY 10018

(212) 688-8288

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Thomas W. Greenberg, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

December 28, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMM Capital LLC I.R.S. Identification No.: 72-6232404
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.	Shared Voting Power 5,875,737*
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 5,875,737*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,875,737*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO

* Includes 1,525,000 shares which are issuable upon the conversion of convertible notes and preferred stock and the exercise of warrants (see Item 4 herein) held by GMM Capital LLC.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMM Trust I.R.S. Identification No.: 72-6232404
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
8.	Shared Voting Power 5,875,737**
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 5,875,737**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,875,737**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO

** Includes 1,525,000 shares which are issuable upon the conversion of convertible notes and preferred stock and the exercise of warrants (see Item 4 herein) held by GMM Capital LLC.

This Amendment No. 3 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $0.10 per share (the "Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Company"). This Amendment amends (i) the initial statement on Schedule 13D, filed on January 24, 2005 (the "Initial Statement"), (ii) Amendment No. 1 to Schedule 13D, filed on May 6, 2005 ("Amendment No. 1") and (iii) Amendment No. 2 to Schedule 13D, filed on May 8, 2006 ("Amendment No. 2" and collectively with Amendment No. 1 and the Initial Statement, the "Original Statement"), each filed jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company, and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", together GMM Capital, the "Reporting Persons"). This Amendment is being filed by the Reporting Persons to report certain dispositions of shares of Common Stock by the Reporting Persons. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Statement. The Original Statement is hereby amended as follows:

Item 2. Identity and Background.

Item 2(b) is amended and restated as follows:

(b)          The principal office of each of the Reporting Persons is located at 1450 Broadway, 38th Floor New York, NY 10018.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplementally amended as follows:

On July 21, 2006, GMM Capital purchased 11,500 shares of Common Stock. GMM Capital paid an aggregate price of $48,975.05 in connection with the purchase of Common Stock using capital provided by and on behalf of GMM Trust.

Item 4. Purpose of Transaction

Item 4 is supplementally amended as follows:

On December 28, 2006, an aggregate of 1,525,000 shares of Common Stock were sold by GMM Capital for a price of $6.00 per share pursuant to an Underwriting Agreement among GMM Capital, certain other selling stockholders, the Company and several underwriters named in Schedule B thereto, which is attached hereto as Exhibit A (the "Underwriting Agreement"). The Underwriting Agreement provided for the sale by GMM Capital and certain other stockholders of the Company of 16,000,000 shares of Common Stock of the Company, with an over-allotment option of 2,400,000 additional shares, which was fully exercised by the underwriters.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)          Based upon information set forth in the Company's prospectus filed with the Securities and Exchange Commission on December 22, 2006, there are 91,350,011 shares of Common Stock outstanding following the offering contemplated by the Underwriting Agreement. As of the date of this Amendment, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 5,875,737 shares of Common Stock, or 6.3% of the shares of outstanding Common Stock. 1,525,000 of such shares of Common Stock are issuable upon the conversion of Series D Warrants and Series E Warrants held by GMM Capital as described in Item 4 of the Original Statement.

(b)          The Reporting Persons share the power to vote or to direct to vote and share the power to dispose or to direct the disposition of all of the 5,875,737 shares of Common Stock that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such shares of Common Stock.

(c)          During the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During the past sixty days, other than as set forth herein, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

(d)          No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock represented by the Purchased Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplementally amended as follows:

The previously disclosed call arrangements entered into between GMM Capital and Goldman Sachs have been satisfied pursuant to their terms.

GMM Capital has entered into additional call arrangements as a brokerage client of Goldman Sachs, pursuant to which GMM Capital has the obligation to sell shares of Common Stock to Goldman Sachs on the terms indicated below.  Each such call may be settled in cash or shares of Common Stock.

Date	Maturity Date	Number of Shares	Strike Price ($)	Premium Received ($)
12/01/06	3/17/07	100	7.50	7,199.76
12/04/06	3/17/07	20	7.50	1,439.95
12/07/06	3/17/07	51	7.50	3,671.88
12/08/06	3/17/07	29	7.50	2,087.93

Item 7. Material to be Filed as Exhibits.

Exhibit A - The Underwriting Agreement dated as of December 21, 2006, is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

GMM CAPITAL LLC

By:	/s/ Isaac Dabah
Name: Isaac Dabah Title: Executive Director

GMM CAPITAL LLC

By:	/s/ Isaac Dabah
Name: Isaac Dabah Title: Trustee

Dated: January 4, 2007